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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:          Mitchell Austin, Staff Attorney

    Joshua Shainess Legal Branch Chief

    Claire DeLabar, Senior Staff Accountant

    Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.

Response to Letter dated April 22, 2022

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted April 7, 2022

CIK No. 0001713445

To the addressees set forth above:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 4”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the Jobs Act on December 16, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 3 to the Draft Submission submitted on April 7, 2022 (“Amendment No. 3”). We are hereby providing the Company’s responses to the comment letter to Amendment No. 3 received on April 22, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated April 22, 2022 in bold type followed by the Company’s responses thereto.

May 13, 2022

Amendment No. 3 to Draft Registration Statement on Form S-1

The Offering

Directed share program, page 19

1.

Your disclosure of the directed share program indicates that 8% of the offered shares are being reserved for certain classes of eligible users and moderators, and friends and family members of certain employees and directors. Please supplementally tell us the mechanics of how the directed share program will be implemented. For example, explain how you will determine which categories of persons will receive phased tier priority and how you or the underwriter will determine the allocations. Explain how and when you or the underwriters will contact the potential participants, including the types of communications to be used. Additionally, explain how certain Reddit users and moderators will be identified given that they may use the platform anonymously, and describe any related challenges and risks associated with you or the underwriter facilitating sales to such users and moderators.

Response: The Company respectfully advises the Staff that the Company currently expects to work with Morgan Stanley & Co. LLC (“Morgan Stanley”) to administer the directed share program. The Company intends to disclose that Morgan Stanley will administer the directed share program in the “Prospectus Summary” and “Underwriters” sections of the preliminary prospectus, to be included in the Registration Statement to be filed in connection with the launch of the Company’s roadshow. To date, no persons have received communications or copies of materials relating to the directed share program. The procedures for the directed share program will be as follows.

Following the public filing of the Registration Statement, the Company expects to notify potential participants of the proposed directed share program and provide procedures for pre-registering for inclusion in the program. Such notifications to users and moderators will generally be sent by the Company via direct messaging on the Reddit platform, but if an anonymous user or moderator has an email associated with such potential participant’s account, the Company will also send a notification to such account by email. Notifications to certain employees and directors who are eligible to designate friends and family for participation in the program will be sent by the Company by email.

The Company will notify users and moderators for pre-registration in phased priority tiers. Tiers will be determined for users based on the amount of karma earned on the Reddit platform and for moderators based on the number of moderator actions taken on the Reddit platform. The 25,000 karma for users and 500 moderator actions for moderators described in the Registration Statement are minimum eligibility requirements. Those with higher amounts of karma and moderator actions will generally be included in earlier priority tiers. Further, eligible users and moderators must be in good standing on the Reddit platform. A maximum of 55,000 users and moderators who satisfy the eligibility requirements may pre-register for the directed share program. If demand for the program in earlier tiers meets or exceeds this maximum, it is possible that not all eligible participants in a later tier will receive invitations to pre-register.

May 13, 2022

In order to meet requirements to receive an allocation in the directed share program, potential participants must (a) be a current U.S. resident, (b) be at least 18 years of age, (c) have provided a full name and email address as part of the pre-registration process, and (d) not be a current or former employee of the Company. Further, FINRA Rule 5130 imposes substantive restrictions on who may purchase securities in initial public offerings and requires that an investor must make an affirmative representation to the underwriter as to such investor’s eligibility to purchase securities offered in an initial public offering. Therefore, if a potential participant is determined to be a restricted person under FINRA Rule 5130, then Morgan Stanley will not allocate shares to such person absent the availability of an exemption. We believe this process appropriately addresses the challenges associated with potential sales to users or moderators.

As soon as a preliminary prospectus with a price range is available, Morgan Stanley will send an invitation for the directed share program via email to potential participants identified by the Company following the pre-registration process. The invitation will be specific to each potential participant and non-transferable. The invitation will direct potential participants to a Morgan Stanley-hosted website that will include: the preliminary prospectus, an indication of interest form, an eligibility check for purposes of FINRA Rule 5130, information about setting up a Morgan Stanley account to receive any allocation, critical dates, and general information and procedures. Morgan Stanley will send communications to potential participants through settlement of the offering with further information about the program and procedures.

No shares will be allocated to accounts until after the offering is priced and participants confirm their indication of interest in receiving an allocation of shares. Potential participants will receive a copy of the Rule 134 pricing term sheet prior to confirming their allocation, and they can decide at that point to confirm the full allocation, a partial allocation, or to opt out at that time. In addition, potential participants will not be committed to buy shares when they return pre-registration materials or their indication of interest form. Participants will only become committed after the offering is priced and the participant confirms the shares that were allocated to them.

Depending on the total demand, the Company may decide to allocate shares to purchasers under the directed share program based on any number of factors. To the extent demand exceeds available reserved shares, the Company expects to allocate shares among users and moderators on a pro rata basis, as the total number of allocated shares within the program is limited to the offering size of the directed share program.

The final number of shares allocated to potential participants will be determined prior to, but not later than, the time of pricing, and will be a function of the number of potential participants who have indicated an interest, the number of potential participants who have properly completed the client application and account opening documents meeting applicable regulatory requirements, the aggregate limits indicated by the potential participants meeting such requirements, and the size of the directed share program offering, which will be determined at the time of pricing.

Other than the procedures outlined above, the Company expects all other procedures for the directed share program will be consistent with the Company’s general offering to the public. The payment and settlement procedures will be consistent across purchasers in the offering.

May 13, 2022

Sales to Retail Investors, page 215

2.

We note your disclosure on page 215 that a portion of shares will be offered to retail investors through online brokerage platforms and other allocations made by the underwriters. To the extent known, revise to discuss the structure, mechanics, and intent of offering shares in this manner, along with the anticipated portion of shares that will be offered to retail investors through online brokerage platforms and underwriter allocations outside of the directed share program.

Response:    The Company respectfully advises the Staff that, similar to other recent offerings where a portion of the shares in the offering were allocated for retail investors, the Company expects that shares will be offered to retail investors both by the underwriters and by selling group members through online brokerage platforms, with such selling group members acting under the direction of the underwriters. The Company currently expects Fidelity Capital Markets, a division of National Financial Services LLC, SoFi Securities, Inc., and Robinhood Financial LLC will participate in the offering as selling group members. The Company intends to disclose the names of the selling group members in the “Underwriters” section of the preliminary prospectus, to be included in the Registration Statement to be filed in connection with the launch of the Company’s roadshow. The amount of shares allocated for such sales to retail investors will be determined based on demand at the time of the offering and will be finalized at pricing of the offering. The intent for such allocations is to allow more retail investors to participate in the offering.

* * *

May 13, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.

Andrew Vollero, Reddit, Inc.

Benjamin Lee, Reddit, Inc.

Nisha Antony, Reddit, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP